Ernst & Young LLP	Tel: +1 416 864 1234
222 Bay Street	Fax: +1 416 864 1174
P.O. Box 251	ey.com/ca
Toronto, ON M5K 1J7

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form F-10 File No. 333-184492 filed with the United States Securities and Exchange Commission (the “Form F-10”), and to the reference to our firm under the caption “Principal Accounting Fees and Services” in this Annual Report (“Form 40-F”) of Central Fund of Canada Limited for the year ended October 31, 2013 being filed with the United States Securities and Exchange Commission, and to the use in this Form 40-F of our reports dated December 9, 2013, with respect to the financial statements of Central Fund of Canada Limited and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited, and to the incorporation by reference of such reports into the Form F-10.

Toronto, Canada
December 12, 2013